Exhibit 99.1

Instinct Bio Announces Strategic Collaboration with INVITRX to Expand GENRÊVER into U.S. and Advance Indonesia Regenerative Medicine Initiatives

Collaboration combines Japanese product innovation, U.S. GMP manufacturing capabilities and regenerative medicine expertise to support the next phase of Instinct Bio's international growth

NEW YORK, NY and TOKYO, JAPAN - July 30, 2026 - INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC. (Nasdaq: BIOT) ("Instinct Bio" or the "Company") today announced that its subsidiaries, Instinct Brothers Co., Ltd. and Artisans Production Co., Ltd., have entered into a Memorandum of Agreement (the "MOA") with Invitrx Therapeutics, Inc.("INVITRX"), establishing a strategic framework to advance two proposed workstreams: (i) the manufacture and sale of GENRÊVER cosmetic products in the United States and (ii) the potential supply of concentrated exosomes and conditioned media for clinics and an in-hospital cell processing center and laboratory in Indonesia.

Strategic Highlights

•	Built on a proven six-year relationship. The collaboration builds upon a commercial relationship under which Instinct Bio has sourced certain principal raw materials from INVITRX for approximately six years for use in certain of the Company's products under its quality assurance and quality control processes. The Company believes this existing commercial relationship may facilitate coordination between the parties as they evaluate the proposed collaboration.

•	Expanding GENRÊVER into the U.S. Under the proposed collaboration, Instinct Bio intends to license the GENRÊVER trademark, Artisans Production will contribute its proprietary formulations and raw materials, and INVITRX is expected to manufacture GENRÊVER products at its U.S. GMP manufacturing facility. The parties intend to position GENRÊVER as a premium Japanese cosmetics brand for the U.S. market, subject to applicable regulatory requirements.

•	Supporting Indonesia's Emerging Regenerative Medicine Ecosystem. The parties also intend to collaborate on initiatives supporting proposed clinics and an in-hospital cell processing center and laboratory in Indonesia. Subject to applicable regulatory requirements, INVITRX is expected to supply concentrated exosomes and conditioned media, while the parties evaluate opportunities to establish a localized regenerative medicine platform in one of Asia's rapidly growing healthcare markets.

•	Advancing Through Regulatory and Commercial Milestones. The parties intend to negotiate definitive commercial agreements covering manufacturing, supply, commercialization and other operating arrangements while progressing the regulatory assessments required for each proposed initiative.

Tomoki Nagano, Chief Executive Officer of Instinct Bio, stated:

"This collaboration represents an important step in our strategy to expand Instinct Bio’s international platform. By bringing together the GENRÊVER brand, Artisans Production’s proprietary formulations and INVITRX’s U.S. GMP manufacturing capabilities, we believe we are creating a strong foundation for future growth in both the United States and Southeast Asia. We are excited about the opportunities ahead and look forward to working closely with our partners as we advance these initiatives."

About Instinct Bio

Instinct Bio is a biotechnology company focused on regenerative medicine, longevity-related technologies and advanced therapeutic platforms. The Company is committed to developing innovative solutions intended to address unmet medical needs and support long-term human health outcomes.

For more information, please visit the Company’s website at https://instinct-biot.com/

About INVITRX

Invitrx Therapeutics, Inc. is a U.S.-based biotechnology company that operates a GMP manufacturing facility and develops and supplies cell-derived biological materials, including concentrated exosomes and conditioned media.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the proposed collaboration with INVITRX, the negotiation and execution of definitive agreements, the proposed manufacture and commercialization of GENRÊVER cosmetic products in the United States, the proposed development of clinics and an in-hospital cell processing center and laboratory in Indonesia, the potential supply of concentrated exosomes and conditioned media, regulatory approvals and compliance, and the Company's business strategy, growth initiatives and future operating plans.

These forward-looking statements are based on the Company's current expectations, assumptions and projections and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, the parties' ability to negotiate and execute definitive agreements, obtain required regulatory approvals, satisfy applicable legal and regulatory requirements, successfully develop and commercialize the contemplated products and services, market acceptance, manufacturing and supply chain risks, changes in applicable laws or regulations, and the other risks described in the Company's filings with the U.S. Securities and Exchange Commission.

The MOA described in this press release establishes a framework for the parties to negotiate definitive agreements, and there can be no assurance that such definitive agreements will be entered into or that the proposed collaboration or any of the contemplated initiatives will be completed or implemented.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release.

Contact Information

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC.

Email: ir@instinct-bro.com

Website: https://instinct-biot.com/